

September 21, 2010

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications Plc.
Budapest, 1013,
Krisztina krt. 55
Hungary

**Re: Magyar Telekom Telecommunications Plc.
            Form 20-F for Fiscal Year Ended December 31, 2009
            Filed March 24, 2010
            File No. 1-14720**

Dear Mr. Kusch:

        We have reviewed your response letter dated August 6, 2010 and have the following comments. As noted in our letter dated July 9, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc., page F-2

1. We note your response to prior comment 1. We continue to believe that you should amend your Form 20-F to provide an audit report that covers all four statements of financial position. It appears that you have determined that these financial statements are required by paragraph 10(f) of IAS 1.

Note 31. Reportable Segments and Information about Geographical Areas, page F-105

2. We note your response to prior comment 6. We continue to believe that you should comply with the requirement in paragraph 28(b) of IFRS 8 by reconciling total reportable segments' measure of profit or loss to profit or loss before tax expense, as included in the consolidated statement of comprehensive income. Please revise in future filings.

        Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director